Filed by Diamond S Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond S Shipping Inc.

Commission File No. 001-38771

Date: March 31, 2021

Letter to DSM Managed Vessels - (41 Vessels)

Dear Captain & Chief Engineer,

We are pleased to inform you that International Seaways and Diamond S Shipping have signed a merger agreement. We expect that the merger will close in the third quarter, subject to approval by regulators and both companies’ shareholders. The press release is attached.

The merged company will have a combined fleet of 100 ships in all tanker classes – from handy tankers to VLCCs. The transaction unites two companies with a focus on safe, efficient tanker operations, long-term customer relationships, complementary capabilities and cultures, and attractive positions in key tanker sectors. The merger will create the second largest US-listed tanker company by vessel count and net asset value.

There are several months before the deal concludes, and until then, International Seaways and Diamond S remain separate organizations and there are no changes in how each business operates – safely and to our customers’ expectations.

Anticipating questions, we have prepared the following FAQ for discussion onboard.

1)	Why are the companies combining?

The transaction will create an industry bellwether that will be ideally positioned to meet the evolving needs of leading energy companies and capitalize on favorable long-term industry fundamentals, thereby making us a strong partner for our employees, customers, and other stakeholders.

2)	How with the companies integrate the two businesses?

The companies have formed an Integration Committee that will be tasked with planning the merger, combining systems, and managing synergies. We will keep stakeholders informed as these plans develop.

3)	Will the company change who is technically managing the ships?

Following the deal close, the twenty-three Diamond S ships managed today by Capital Ship Management will start the process of moving to different manager(s). The management of the remaining Diamond S ships will be reviewed as part of the integration planning. Again, you will be kept informed as this process moves forward.

4)	What will this mean for my employment? Will my current rotation change?

There is no change to your employment status or your rotation. As the integration plans develop, we will keep you fully informed.

5)	Will this announcement have any impact on our operating procedures?

Nothing has changed – each vessel will be operated in accordance with the Manager’s Safety Management System and DSSI Policies and Procedures. This covers all aspects of the business including maintenance and repairs, restocking, communications, commercial matters, and your points of contact at DSSI. As always, the ships should be operated safely and efficiently.

Kindly share this message with all your colleagues on board. We will in the coming weeks provide additional information on our plans. On behalf of the management team, I would like to thank each and every one of you for your service.

Stay Safe, Stay Healthy!

Craig H. Stevenson Jr.

CEO

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between International Seaways, Inc. (“INSW”) and Diamond S Shipping Inc. (“Diamond S”).  In connection with the proposed transaction, INSW intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of INSW and Diamond S that also constitutes a prospectus of INSW.  INSW and Diamond S may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which INSW or Diamond S may file with the SEC.  Investors and security holders of INSW and Diamond S are urged to read the joint proxy statement/prospectus, Form S-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about INSW, Diamond S, the transaction and related matters.  Investors will be able to obtain free copies of the joint proxy statement/prospectus and Form S-4 (when available) and other documents filed with the SEC by INSW and Diamond S through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by INSW will be made available free of charge on INSW’s investor relations website at https://www.intlseas.com/investor-relations. Copies of documents filed with the SEC by Diamond S will be made available free of charge on Diamond S’ investor relations website at https://diamondsshipping.com/investor-relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

INSW, Diamond S and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of INSW and Diamond S securities in connection with the contemplated transaction.  Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by INSW and Diamond S.  Information regarding INSW’s directors and executive officers is available in INSW’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on April 29, 2020. Information regarding Diamond S’ directors and executive officers is available in Diamond S’ proxy statement relating to its 2020 annual meeting of shareholders filed with the SEC on April 16, 2020. These documents will be available free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. INSW and Diamond S have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, INSW’s, Diamond S’ and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of INSW’s and Diamond S’ shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between INSW and Diamond S is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in INSW’s and Diamond S’ filings with the SEC, including the “Risk Factors” section of INSW’s and Diamond S’ respective annual reports on Form 10-K for the fiscal year ended December 31, 2020. You can obtain copies of these documents free of charge from the sources indicated above. Neither INSW nor Diamond S undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.